Contact

www.linkedin.com/in/jae-an-02a6653a (LinkedIn)

Jae An

Healthcare Investment Division
Gangnam District, Seoul, South Korea

Experience

Partners Investment Co., Ltd.
Managing Director
January 2022 - Present (4 years 10 months)
Gangnam District, Seoul, South Korea

Partners Investment Co., Ltd.
4 years 5 months

Director
January 2020 - December 2020 (1 year)
Gangnam District, Seoul, South Korea

Senior Manager
August 2016 - December 2019 (3 years 5 months)
Gangnam District, Seoul, South Korea

Genexine, Inc.
Project Manager
April 2013 - August 2016 (3 years 5 months)
Pangyo Technovalley, Korea

Technovation Partners Co., Ltd.
Associate Researcher
December 2012 - March 2013 (4 months)
Gangnam District, Seoul, South Korea

Samsung Medical Center
Researcher
June 2011 - 2012 (1 year)
Gangnam District, Seoul, South Korea

Education

Seoul National University
Doctor of Philosophy - PhD, Neurobiology and Anatomy · (2020 - 2023)

King's College London

Bachelor of Science - BS, Neurobiology and Anatomy · (2005 - 2010)

Seoul National University

Master of Science - MS, Neurobiology and Anatomy · (2011 - 2013)